EXHIBIT 99.6

News Release
August 14, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE REPORTS FINANCIAL RESULTS FOR THE QUARTERLY PERIOD
ENDED JUNE 30, 2000

Carpinteria, California—August 14, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) today reported financial results for the half year and quarterly periods ended June 30, 2000. In December 1999, the Company sold substantially all of the assets of Pacific Baja pursuant to an order of the U.S. Bankruptcy Court. Pacific Baja accounted for substantially all of the Company’s sales on a consolidated basis for the twelve months ended December 31, 1999. Accordingly, the comparative analysis of Turbodyne Technologies Inc.’s results of operations for the three months and six months periods ended June 30, 2000 and 1999 are reported without and with Pacific Baja’s results of operations for comparative periods in 1999.

Comparative Analysis without Pacific Baja

Net sales for the six months ended June 30, 2000 increased to $449,000 compared to $429,000 for the same period in 1999, an increase of $20,000 or 4.66%. Net sales for the three months ended June 30, 2000 decreased to $181,000 from $325,000 for the same period in 1999, a decrease of $144,000 or 44.31%. This decrease is attributed to the transfer of sales and marketing to Garrett® Engine Boosting Systems, a division of Honeywell International Inc., pursuant to the joint agreements.

Gross profit for the six months ended June 30, 2000 increased to $78,000, or 17.37% of sales, from $76,000, or 17.72% of sales, for the same period in 1999, an increase of $2,000, or 2.63%, and from 7.54% for the full year 1999, an increase of 9.83%. Gross profit for the three months ended June 30, 2000 increased to $64,000 from $55,000 for the same period in 1999, an increase of $9,000 or 16.36%. This increase in gross profit is attributed to the change in cost of goods sold.

Selling, general and administrative expenses for the six months ended June 30, 2000 decreased to $2,016,000 from $2,690,000 for the same period in 1999, a decrease of $674,000, or 25.06%, and for the three months ended June 30, 2000 increased to $1,164,000 from $839,000 for the same period in 1999. The increase in selling, general and administrative expenses for the three month period ended June 30, 2000 is a result of the Company resolving prior debts. The decrease in selling, general and administrative expenses for the six months ended June 30, 2000 is a result of attrition and staff reductions implemented by management.

Research and development costs for the six months ended June 30, 2000 increased to $2,970,000 from $2,865,000 for the same period in 1999, an increase of $105,000, or 3.67%, and for the three months ended June 30, 2000 increased to $1,724,000 from $1,694,000 for the same period in 1999, an increase of $30,000, or 1.78%. This increase is primarily a result of an increase in research and development necessary for the Joint Development Project with Honeywell’s Garrett® Engine Boosting Systems Division.

Net loss for the six months ended June 30, 2000 was $5,144,000 compared to $5,413,000 for the same period in 1999, a decrease of $269,000, or 4.97%, and for the three months ended June 30, 2000 increased to $3,026,000 from $2,445,000 for the same period in 1999, an increase of $581,000 or 23.77%.

Comparative Analysis with Pacific Baja

Net sales for the six months ended June 30, 2000 decreased to $449,000 from $30,252,000 for the six months ended June 30,1999, a decrease of $29,803,000 or 98.52% and for the three months ended June 30, 2000 decreased to $181,000 from $16,180,000 for the three months ended June 30, 1999, a decrease of $15,999,000 or 98.88%. This decrease is attributed to the transfer of sales and marketing to Honeywell, pursuant to the joint agreements, and to the loss of revenues from Pacific Baja.

Gross profit for the six months ended June 30, 2000 decreased to $78,000, or 17.37% of sales, from $4,359,000, or 14.41% of sales, for the six months ended June 30, 1999, a decrease of $4,281,000 or 98.21% and for the three months ended June 30, 2000 decreased to $64,000 from $1,966,000 for the three months ended June 30, 1999, a decrease of 1,902,000 or 96.75%. Gross profit increased to 17.37% of sales for the six months ended June 30, 2000 from 7.54% for the full year 1999. This increase in gross profit is attributed to the change in cost of goods sold.

Selling, general and administrative expenses for the six months ended June 30, 2000 decreased to $2,016,000 from $7,715,000 for the six months ended June 30, 1999, a decrease of 5,699,000 or 73.87% and for the three months ended June 30, 2000 decreased to $1,164,000 from $3,333,000 for the three months ended June 30, 1999. Selling, general and administrative expenses as a percentage of sales increased to 448.99% from 25.50% for the comparable periods: June 30, 2000 and June 30, 1999 and for the comparable three month periods increased to 643.09% from 20.60%. The increase in selling, general and administrative expenses as a percentage of sales is a result of lower sales to Detroit Diesel Corporation and the loss of revenue from Pacific Baja. The decrease in actual selling general and administrative expense is a result of attrition and staff reductions implemented by management.

Research and development costs for the six months ended June 30, 2000 increased to $2,970,000 from $2,865,000 for the six months ended June 30, 1999, an increase of $105,000, or 3.67%, and for the three months ended June 30, 2000 increased to $1,724,000 from $1,694,000 for the three months ended June 30, 1999, an increase of $30,000 or 1.78%. This increase is primarily a result of an increase in research and development necessary for the Joint Development Project with Honeywell.

Net loss for the six months ended June 30, 2000 was $5,144,000 compared to $6,823,000 for the same period in 1999, a decrease of $1,679,000 or 24.61% and for the three months ended June 30, 2000 decreased to $3,026,000 from $3,339,000 for the three months ended June 30, 1999, a decrease of $313,000 or 9.37%. The decrease in net loss improvement is the result of reduced costs of selling, general and administrative expenses as discussed in more detail above.

In 1999, the Company entered into joint development, licensing, supply and royalty agreements with Garrett® Engine Boosting Systems, formerly Turbocharging Systems, a division of Honeywell International, a leading turbocharger manufacturer, under which the Company and Honeywell will jointly continue the development for mass production of the Dynacharger™ and Turbopac™ product lines. As a result of this ongoing joint development work, Dynacharger™ prototypes have been delivered to five automobile manufacturers by the end of the first half of 2000. The prototypes are being tested and evaluated by these automobile manufacturers for possible application on a total of seven different engine families, including diesel as well as gasoline engines. This number includes Dynacharger™ prototypes delivered to two automobile manufacturers for three engine families in 1999. Revenues under these agreements in 1999 and the first six months of 2000 were minimal. Mass product ion for automotive manufacturers of the Dynacharger™ product line is expected to commence in calendar year 2003.

Up to May 2000, the Company also continued low volume production and limited sales of the Turbopac™ 2500 model pursuant to its contract with Detroit Diesel Corporation, a major global diesel engine producer. The contract with Detroit Diesel Corporation is presently the main source of sales of Turbodyne’s products. In the second quarter of 2000 marketing and sales was transferred from Turbodyne to Honeywell, pursuant to the joint development and licensing agreements. So far, Turbodyne has not received further orders from Honeywell under the Detroit Diesel contract. Supply will not continue until such orders are received. Aside from this contract, the Company is largely dependent on its ability to raise funds for its working capital and research and development through financings. Therefore substantial doubts have been raised about the Company’s ability to continue as a going concern.

After having concentrated on the development and delivery of Dynacharger™ models for engines with approximately 2 liter displacement, Turbodyne and Honeywell have entered first phases of feasibility testing to jointly develop an electrically assisted turbocharger (EAT) for an engine with larger displacement. In addition, Turbodyne has been selected in a team with Honeywell and Navistar for the joint development of an EAT for improved vehicular response, reduced fuel consumption and lower emission levels. This development work is partially funded, as announced by the US Secretary of Energy for the United States Department of Energy on March 3, 2000.

The Company intends to file its Quarterly Report on Form 10-Q for the second quarter of 2000 today with the U.S. Securities and Exchange Commission via the Edgar system and with the Market Authority of EASDAQ. The complete filing will be available at http://www.freeedgar.com or through the respective link on the Company’s homepage.

Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.’s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Investor Relations: Ken Fitzpatrick, (800) 566-1130
European Business Information: Markus Kumbrink, +49-69-697673-13
Corporate Communications: Peter Weichselbraun, (800) 566-1130

Tables—Page 1

TURBODYNE TECHNOLOGIES INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2000 and December 31, 1999
(Unaudited)

	June 30,	December 31,
	2000	1999

ASSETS
Current assets:
Cash	$223,000	29,000
Trade accounts receivable, net	570,000	2,678,000
Employee advances receivable	641,000	696,000
Inventories	992,000	1,524,000
Prepaid expenses and other current assets	50,000	25,000
Total current assets	2,476,000	4,952,000
Property, Plant and Equipment, at cost, net	1,597,000	1,765,000
Other assets	62,000	47,000
	4,135,000	6,764,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	1,250,000	1,250,000
Current maturities of obligations under capital leases	51,000	40,000
Accounts payable	2,084,000	2,455,000
Accrued liabilities	674,000	506,000
Reserves for lawsuit settlement	356,000	350,000
Total current liabilities	4,415,000	4,601,000
Obligations under capital leases, less current maturities	66,000	48,000
	4,481,000	4,649,000
Stockholders’ Equity:
Common stock, $0.001 par value. Authorized 99,000,000 shares; issued and outstanding 52,203,955 shares in 2000 and 52,120,962 shares in 1999	51,000	51,000
Treasury stock, at cost, 378,580 shares in 2000 and 378,580 shares in 1999	(1,756,000)	(1,756,000)
Additional paid-in capital	96,761,000	94,057,000
Cumulative other comprehensive income	—	21,000
Accumulated deficit	(95,402,000)	(90,258,000)
Total stockholders’ equity	(384,000)	2,115,000
	4,135,000	6,764,000

TURBODYNE TECHNOLOGIES INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2000 and 1999
(Unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2000	1999	2000	1999

Net sales	$181	16,180	449	30,252
Cost of goods sold	117	14,214	370	25,893
Gross profit	64	1,966	78	4,395
Selling, general and administrative expenses	1,391	3,333	2,243	7,715
Research and development costs	1,724	1,694	2,970	2,865
Loss from operations	(3,051)	(3,061)	(5,135)	(6,221)
Other expense (income):
Interest expense, net	37	376	78	713
Other income	3		9	(115)
Loss before income taxes	(3,026)	(3,335)	(5,144)	(6,819)
Income tax expense (benefit)			—	4
Net loss	$(3,026)	(3,339)	(5,144)	(6,823)
Net loss per common share:
Basic loss per share	(0.06)	(0.09)	(0.11)	(0.18)
Diluted loss per share	(0.06)	(0.09)	(0.11)	(0.18)
Weighted average shares used for basic and diluted loss per share	47,266	36,906	47,231	37,933

See notes to consolidated financial statements as contained in Form 10-Q

TURBODYNE TECHNOLOGIES INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2000 and 1999
(Unaudited)

	2000	1999

Cash flows from operating activities:
Net loss	$(5,144,000)	(6,823,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	184,000	81,838,000
(Increase) decrease in operating assets:
Trade accounts receivable	2,108,000	(3,401,000)
Inventories	532,000	(82,000)
Employee advance receivable	55,000	—
Prepaid expenses and other current assets	(25,000)	(275,000)
Other assets	(15,000)	(26,000)
Increase (decrease) in operating liabilities:
Trade accounts payable	(371,000)	3,347,000
Accrued expenses	193,000	535,000
Reserve for Lawsuit Settlement	6,211	—
Net cash used in operating activities	(2,477,000)	(5,793,000)
Cash flows from investing activities:
Purchase of property and equipment	$(16,000)	(1,084,000)
Net cash used in investing activities	(16,000)	(1,084,000)
Cash flows from financing activities:
Net proceeds from long-term borrowing and capital lease obligation	$3,000	2,375,000
Repurchase of treasury stock	—	(259,000)
Proceeds from convertible debentures	—	500,000
Issuance of common stock	—	—
Proceeds from exercise of stock options and warrants	2,704,000	3,663,000
Issuance costs paid	—	—
Net cash provided by financing activities	2,708,000	6,279,000
Effect of exchange rate changes on cash	(21,000)	(134,000)
Net increase (decrease) in cash	194,000	(732,000)
Cash at beginning of period	29,000	1,275,000
Cash at end of period	$223,000	525,000
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$36,000	723,000
Income taxes	800	4,000